Exhibit 99.1

Goldcorp appoints Todd White as Chief Operating Officer

VANCOUVER, Dec. 16, 2016 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today announced that George Burns, Executive Vice-President ("EVP") and Chief Operating Officer ("COO") will be leaving Goldcorp to assume the role of President and Chief Executive Officer at Eldorado Gold. Todd White, currently Senior Vice President, Technical Services and Business Excellence, will succeed Mr. Burns as EVP and COO effective January 1, 2017.

"On behalf of the management team and board of directors I would like to thank George and wish him success as he takes on his new role," said David Garofalo, President and Chief Executive Officer.  "I look forward to working with Todd to drive increasing net asset value across the portfolio of assets to deliver long-term shareholder value. Todd's strong background in operational efficiency, management systems and large-scale development projects will be invaluable as he leads our operating team going forward."

Mr. White has over two decades of experience in the mining sector. Prior to joining Goldcorp in 2014, he was the Senior Vice President, South America at Newmont Mining Corporation. Since joining Goldcorp he has focused on driving a culture of continuous performance improvement and implemented advancements in efficiency and sustainability through technical innovation. He holds a Bachelor of Science degree from the University of Nevada.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Lynette Gould, Director, Investor Relations, Goldcorp Inc., Telephone: (604) 695-1446, Fax: (604) 696-3001, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 06:46e 16-DEC-16